Exhibit 99.5

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	15	07	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,344	515	206
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	15	07	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,450
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Alan Stevenson	Ordinary	1,344

Address
Bank House Station Lane Hampsthwaite Harrogate North Yorkshire
UK postcode HG3 3AB

Name	Class of shares allotted	Number allotted
Ross Carlton Brown	Ordinary	193

Address
8 Rutland Court Desborough Kettering Northamptonshire
UK postcode NN14 2YZ

Name	Class of shares allotted	Number allotted
Jenny Hargreaves	Ordinary	322

Address
2 De Havilland Drive Kingswood Amersham Road Hazelmere Bucks
UK postcode HP15 7FP

Name	Class of shares allotted	Number allotted
Ross Carlton Brown	Ordinary	99

Address
8 Rutland Court Desborough Kettering Northamptonshire
UK postcode NN14 2YZ

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Jenny Hargreaves	Ordinary	107

Address
2 De Havilland Drive Kingswood Amersham Road Hazelmere Bucks
UK postcode HP15 7FP

Name	Class of shares allotted	Number allotted
Barry Smith	Ordinary	338

Address
15 Ward Grove Warwick
UK postcode CV34 6QL

Name	Class of shares allotted	Number allotted
Sophie Kay Powell	Ordinary	135

Address
4 Astwood Road Worcester Worcestershire
UK postcode WR3 8ET

Name	Class of shares allotted	Number allotted
Sheila Margaret Watson	Ordinary	540

Address
1 Acorn Avenue Oswaldtwistle Accrington Lancashire
UK postcode BB5 3AZ

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Vanessa Babbington	Ordinary	135

Address
6 Bronte Drive Kidderminster Worcestershire
UK postcode DY10 3YU

Name	Class of shares allotted	Number allotted
Richard Phenix	Ordinary	135

Address
3 Chapel Mews Whitby Ellsmere Port South Wirral
UK postcode CY65 6UA

Name	Class of shares allotted	Number allotted
Deborah Denniss	Ordinary	67

Address
45 Court Lodge Road Gillingham Kent
UK postcode ME7 2QX

Name	Class of shares allotted	Number allotted
Michael Lucken	Ordinary	338

Address
7 Fairfield Close Hatfield Hertfordshire
UK postcode AL10 0TR

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Adrian Heath	Ordinary	135

Address
25 Peterborough Close Ronkswood Worcester Worcestershire
UK postcode WR5 1PW

Name	Class of shares allotted	Number allotted
Antony Aldridge	Ordinary	135

Address
17 Pinfold Crescent Penn Wolverhampton West Midlands
UK postcode WV4 4ET

Name	Class of shares allotted	Number allotted
Graham McCormack	Ordinary	338

Address
15 Tiverton Drive Rumney Cardiff South Glamorgan
UK postcode CF3 9AX

Name	Class of shares allotted	Number allotted
Derek Casey	Ordinary	408

Address
Blacksallies Prosperous NAAS Co. Kildare Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
John Sheridan	Ordinary	204

Address
Cutteenty Anaghdown Co. Galway Ireland
UK postcode

Name	Class of shares allotted	Number allotted
James Quine	Ordinary	408

Address
Downings Prosperous NAAS Co. Kildare Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Ray Lynam	Ordinary	102

Address
Ballydoogan Mount Temple Moate Co. Westmeath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Philip Gray	Ordinary	257

Address
5 Caislean Riada Coosan Athlone Co. Westmeath Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Joan Kenneally	Ordinary	408

Address
Ballyhale Co. Kilkenny Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Thomas Kavanagh	Ordinary	163

Address
Catalina Tullaghanstown Navan Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Anthony Goss	Ordinary	204

Address
6 Cloughtanboy Avenue Athlone Co. Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
	Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 18/7/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform